Exhibit 99.10

Rio Tinto plc – Transaction in Own Shares
Transfer of Treasury Shares
20 February 2006

Rio Tinto plc announces that it has transferred to participants in its employee share plans the following number of its ordinary shares of 10p each, which were previously held as treasury shares.

Date of Transfer:	17 February 2006

Number of Shares Transferred:	18,443

Highest Transfer Price per Share:	2867p

Lowest Transfer Price per Share:	2867p

Following the above transaction, Rio Tinto plc holds 7,546,557 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,064,479,399.

For further information, please contact:

Investor Relations
Nigel Jones
Office: +44 (0) 20 7753 2401
Mobile: +44 (0) 7917 227 365

Secretarial Department
Matthew Whyte
Office: +44 (0) 20 7753 2317

Website: www.riotinto.com